UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of May 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

PRESS RELEASE

Veolia Environnement 2011 Dividend

Paris, May 16, 2012. Veolia Environnement’s General Shareholders’ Meeting, held on May 16, 2012 in Paris, has approved the proposed dividend for the fiscal year 2011 of €0.70 per share and has decided that each shareholder will be allowed to elect to receive the dividend payment in cash or in newly-issued common stock in the Company, the option for payment in shares applying to the entire amount of dividend to which the shareholder is entitled.

The issuance price for the newly-issued common stock which will be issued in consideration for the dividend is set at €9.95. This price is equal to the average opening prices for the Company’s shares over the twenty trading sessions on the regulated stock market Euronext Paris preceding the date of the General Shareholders’ Meeting, less the amount of the dividend declared at such meeting (i.e. €0.70 per share) and rounded up to the next highest euro cent.

The maximum total number of newly-issued shares which may be issued for the purposes of paying the dividend in shares is 35,556,846, which represents approximately 6.57% of the share capital and 6.75% of the exercisable voting rights in the Company, based on the number of shares in circulation on May 16, 2012 plus the maximum possible number of such newly-issued shares.

The dividend for the 2011 fiscal year shall be paid to holders as at the close of business on May 21, 2012, and payment will begin on June 18, 2012.

The shares issued in this manner shall carry entitlement to dividends as from January 1, 2012 and shall be the object of subsequent listing requests on Euronext Paris and the NYSE.  They shall carry the same rights and restrictions as common shares in circulation, as described in the Company’s Articles of Association and the 2011 Registration Document/Annual Financial Report available on the Company’s internet website (www.finance.veolia.com).

Shareholders may opt for the payment of the dividend in cash or for the payment of the dividend in new shares starting on May 22, 2012 up to and including June 6, 2012, by sending their request to the financial intermediaries that are authorized to pay said dividend or, for shareholders listed in the issuer-registered accounts held by the Company, to its authorized representative (Société Générale, Département des titres et bourse, 32 rue du Champ-de-Tir, BP 81236 Nantes Cedex 3). After the June 6, 2012 deadline, the dividend shall only be paid in cash.1

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1 ADR holders may be subject to different election and payment dates and should consult the depositary for details.

After the deadline for the option expires, the shareholders who have not opted for payment of the dividend in shares will receive the dividend in cash starting on June 18, 2012. For the shareholders who opted for the payment of the dividend in shares, the shares will be delivered as from the same date.

If the amount of the dividends for which the option is exercised does not correspond to a whole number of shares, shareholders may receive the immediately higher number of shares by paying the difference in cash on the date they exercise the option, or receive the immediately lower number of shares, plus the balance in cash.

This press release, which has been prepared in conformity with Annex III of AMF Instruction n° 2005-11 dated December 13, 2005, is provided for information purposes only and does not constitute an offer to purchase securities. This press release and any other document relating to payment of dividends in shares may only be published outside of France in conformity with applicable local laws and regulations and shall not constitute an offer for securities in jurisdictions where such an offer would violate applicable local law. The option to receive the fiscal year 2011 dividend in shares is not open to shareholders residing in any jurisdiction where such option would give rise to a registration requirement or require the granting of any authorization from local securities regulators; shareholders residing outside of France are required to inform themselves of any restrictions which may apply under their local law and comply with such restrictions. In any event, this option is open to shareholders residing in a Member State of the European Union, the United States of America, Canada and Switzerland; orders originating from other countries will not be accepted. The information required for a public offering of new shares in Switzerland pursuant to article 652a paragraph 1 of the Swiss Code of Obligations can be found on the Company’s website at www.finance.veolia.com.  Shareholder must inform themselves of the conditions and consequences of the exercise of such option, which may be applicable under local law. In making their decision to receive the dividend in shares, shareholders must consider the risks associated with an investment in shares.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 330,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation.
Veolia Environnement recorded revenue of €29.6 billion* in 2011. www.veolia.com
* Excluding VeoliaTransdev revenues currently under divestment

Analysts’ and institutional investors’ contact: Ronald Wasylec – Tel +33 (0)1 71 75 12 23

US Investors contact: Terri Anne Powers – Tel +1 312-552-2890

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 21, 2012

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot
Name: Antoine Frérot Title: Chairman and Chief Executive Officer